SHEARMAN & STERLING
Avocats au Barreau de Paris

TOQUE J00E
FAX (33) 01 5

114, AVENUE DES CHAMPS-ELYSÉES
75008 PARIS
33 01 53 89 70 00

ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

02060083

RECD S.E.C.
NOV 21 2002
1086

November 19, 2002

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

SUPPL

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a press release dated November 18, 2002, announcing Air France's first half results.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Manuel A. Orillac

cc: Jean-Marc Bardy
Dominique Barbarin
Air France

dlw 12/2

AIR FRANCE

Information

Results

Roissy, 18 november 2002

■ FISCAL YEAR 2002-03

- PRE-TAX INCOME FOR SECOND QUARTER UP 28% TO 113 MILLION EUROS DESPITE PILOTS' STRIKE
- FIRST HALF RESULTS:
  - ➢ TURNOVER: 6.55 BILLION EUROS (down 0.5%)
  - ➢ OPERATING INCOME BEFORE AIRCRAFT DISPOSALS: 293 MILLION EUROS (up 8.1%)
  - ➢ NET PRE-TAX INCOME: 275 MILLION (down 5.8 %)
- EXERCICE FISCAL 2002-03: MAINTIEN DE L'OBJECTIF D'UN RESULTAT D'EXPLOITATION AVANT CESSIONS AERONAUTIQUES SUPERIEUR A CELUI DE L'EXERCICE PASSE

Air France's Board of Directors met on 18 November 2002 under the chairmanship of Jean-Cyril Spinetta, to finalize the accounts for the half-year ending 30 September 2002.

During the meeting, the Chairman made the following comments: « **The air transport industry has continued to suffer from the economic crisis accentuated by the attacks of September 2001. Despite this, our international traffic has substantially increased, enabling our long and medium haul networks to compensate for the weak French domestic market. Our results are still largely positive for this first half-year, despite the pilot's strike whose impact has been estimated at 55 million euros. For the current financial year, Air France should post improved operating income before aircraft disposals, market conditions permitting. This will therefore be the 6th consecutive year that Air France has recorded positive results. Furthermore, we are very satisfied to have reached an agreement with our pilots, which will enable us to stabilize labour relations for several years and improve operational efficiency, whilst at the same time giving our flight deck crew the means to participate in the Company's expansion.** »

Contact : Dominique Barbarin (33) 1 41 56 88 60 dobarbarin@airfrance.fr
Site Internet : www.airfrance-finance.com

Consolidated results

Fiscal year 2002-03 (in million euros)	Quarter to 30 September 2002	2001	Change	Half-year to 30 September 2002	2001	Change
Turnover	3,236	3,207	+0.9%	6,551	6,581	-0.5%
EBITDAR	525	432	+21.5%	1,064	989	+7.6%
Operating income before aircraft disposals	141	76	+85.5%	293	271	+8.1%
Aircraft and financial disposals	5	19	-26.3%	22	77	-71.4%
Net pre-tax income	113	88	+28.4%	275	292	-5.8%
Group net income	57	87	-35.2%	216	283	-23.7%
Net earnings per share (in euros)		-	-	0.99	1.30	-23.7%

Results at 30 September 2002

- **2nd quarter net pre-tax income: 113 million euros (up 28.4%)**

During the second quarter, traffic rose by 1.1% for a 1.8% increase in capacity and a load factor of 78% (down 0.6 points). Group unit revenue per available seat-km (RASK) grew 1.1% excluding currency (2.8%) and network mix (0.6%) effects. If we factor these out, group yield improved by 1.9%.

Turnover increased by 0.9% to 3.23 billion euros after loss in revenue estimated at 80 million due to the pilots' strike.

The EBITDAR stood at 525 million euros (up 21.5%). Operating income before aircraft disposals, and after the negative impact of the pilots' strike estimated at 55 million euros, rose to 141 million compared with 76 million the previous year and to 146 million after capital gains of 5 million euros from sales.

Group unit costs per EASK dropped by 2.8%. If you factor out currency (2.9%) and fuel price (1.8%) effects, they only went up 1.8%. The impact of the pilots' strike accounts for a 1.3% increase in unit costs.

Net pre-tax income rose to 113 million euros (up 28.4%). The tax charge for the 2nd quarter stood at 57 million euros against no charge for the same year-earlier period. This charge primarily corresponds to the use of the deferred tax credit which existed on 31 March 2002. The Group net income therefore came to 57 million euros.

Contact : Dominique Barbarin (33) 1 41 56 88 60 dobarbarin@airfrance.fr
Site Internet : www.airfrance-finance.com

- **Half-year net pre-tax income: 275 million euros (down 5.8%)**

Over this half-year, Group traffic dropped by 1.2% for a 0.4% increase in capacity. The load factor fell 1.3 points to 77.3%.

Group unit revenue per available seat-km (RASK) remained stable (down 0.2%) and increased by 0.7% after adjusting for currency (1.5%) and network mix (0.7%) effects. However, after factoring out these effects, Group yield rose by 2.3%.

Consolidated turnover was almost stable at 6.55 billion euros (down 0.5%). Operating costs dropped 0.8% to 6.26 billion euros in spite of the increase of 74 million in insurance premiums and airport and navigation fees.

Fuel costs dropped by 14.9% to 680 million euros thanks to the fall in fuel price and the dollar, and the hedging policy implemented.

Group unit costs per EASK dropped by 0.5%. Excluding currency (2.0%) and fuel (1.4%) effects, they rose by 2.4%. The impact of the strikes in June and September accounted for 1% of the increase in unit costs.

The EBITDAR increased by 7.6% to 1.06 billion euros. The EBITDAR/turnover margin rose from 15 to 16.2% almost reaching its level of fiscal 2000-01.

Operating income before aircraft disposals rose by 8.1% to 293 million euros compared with 271 million on 30 September 2001. After including 18 million euros in capital gains for aircraft disposals (54 million the previous year), operating income reached 311 million euros, down 4.3%.

The breakdown of operating income per sector is as follows:

- passenger operations posted operating income of 239 million euros compared with 260 million euros the previous year;
- cargo operations improved, with a loss of 7 million euros compared with a loss of 36 million on 30 September 2001;
- the maintenance sector posted income of 64 million euros compared with 48 million the previous year;
- the balance, i.e. the proceeds from aircraft disposals and from the other activities, stood at 15 million compared with 53 million last year.

Financial income has improved by 40.6%, reducing charges from 69 million on 30 September 2001 to 41 million. Net financial charges were stable at 52 million euros. The rise in the euro led to a favourable exchange result.

Capital gains from sales of subsidiaries or shareholdings has considerably dropped, from 23 million to 4 million. Income from equity affiliates has fallen slightly, from 23 million to 21 million.

After having taken into account these various operations, net pre-tax income stood at 275 million euros (down 5.8%). After a tax charge of 59 million compared with 5 million on 30 September 2001, net income stood at 216 million (283 million on 30 September 2001). Net earnings per share dropped from 1.30 euros to 0.99 euros.

Financial structure: stable gearing over the year

Investments over the half-year came to 633 million euros and were financed by operating cash flow of 602 million and proceeds from aircraft sales of 141 million.

Furthermore, Air France has a net cash position of 1.1 billion euros and still has unused credit facilities of 1 billion euros.

The balance sheet has improved, with an equity of 4.1 billion euros and a net debt of 2.8 billion euros. The debt/equity ratio therefore dropped from 0.73 on 31 March 2002 to 0.68 on 30 September 2002 (0.67 on 30 September 2001).

Outlook for the financial year 2002-03: target of a higher operating income before aircraft disposals than last year maintained

The month of October confirmed traffic recovery with a higher level than October 2000. Bookings for the next few months are satisfactory. Furthermore, now that an agreement has been reached with the pilots, Air France considers that it has a contractual framework which will stabilize labour relations for the next few years.

Consequently, and with equivalent market conditions, Air France maintains its target of a higher operating income before aircraft disposals than the previous year.

Key dates

- 19 November 2002: Analysts' meeting at 3:00 pm (London time) at Butchers Hall.

  Those who are unable to attend the meeting can follow the live webcast of the presentation in London to be held on the same day at 3:00 pm (London time):
  - Internet address: http://62.23.9.82/airfrance/H1 (password: AFRH1)
  - Conference call number: 00 44 208 781 0563 (password: Air France)

A recording of the Paris and London presentations will be available on the website www.airfrance-finance.com as from 20 November.

For any further information, please go to the "Investor's Guide" (Diary & Practical Tips) at www.airfrance-finance.com.

STATISTICS

	Quarter ending 30 September			Half-year ending 30 September		
	2002	2001	Change	2002	2001	Change
Air France						
Passenger operations						
ASK (in millions)	32,614	32,190	+1.3%	64,321	64,453	-0.2%
RPK (in millions)	25,610	25,495	+0.4%	50,060	50,998	-1.8%
Load factor	78.5%	79.2%	-0.7 pt	77.8%	79.1%	-1.3 pt
RASK (in cts)	7.09	7.22	-1.9%	7.24	7.30	-0.8%
Exc. Currency & network mix			+1.0%			+0.4%
RRPK (in cts)	9.02	9.11	-1.0%	9.31	9.23	+0.9%
Exc. Currency & network mix			+1,8%			+2.1%
Cargo operations						
ATK (in millions)	2,097		+6.4%	4,239	4,046	+4.8%
RTK (in millions)	1,328		+9.6%	2,713	2,535	+7.0%
Load factor	63.3%		+1.8 pt	64.0%	62.7%	+1.3 pt
RATK (in cts)	14.76	14.13	+4.5%	15.14	14.71	+3.0%
Exc. Currency			+9.3%			+6.6%
RRTK (in cts)	23.31	22.98	+1.4%	23.66	23.47	+0.8%
Unit cost						
EASK (in cts)	6.43	6.67	-3.7%	6.58	6.64	-1.0%
Air France Group						
Passenger operations						
ASK (in millions)	33,806	33,195	+1.8%	66,717	66,472	+0.4%
RPK (in millions)	26,366	26,092	+1.1%	51,570	52,216	-1.2%
Load factor	78.0%	78.6%	-0.6 pt	77.3%	78.6%	-1.3 pt
RASK (in cts)	7.39	7.48	-1.1%	7.58	7.59	-0.2%
Exc. Currency & network mix			+1.1%			+0.7%
RRPK (in cts)	9.48	9.51	-0.3%	9.80	9.66	+1.5%
Exc. Currency & network mix			+1.9%			+2.3%
Unit cost Group						
EASK	6.71	6.91	-2.8%	6.87	6.90	-0.5%

Contact : Dominique Barbarin (33) 1 41 56 88 60 dobarbarin@airfrance.fr
Site Internet : www.airfrance-finance.com

Air France Group

FINANCIAL STATEMENTS

Air France Group

CONSOLIDATED INCOME STATEMENTS

In € millions

Half year ended September 30,	Notes	2002	2001	Year ended March 31, 2002
Operating revenues	3	**6,551**	**6,581**	**12,528**
External expenses	4	(3,714)	(3,900)	(7,466)
Salaries & related costs	5	(1,951)	(1,839)	(3,738)
Taxes other than income tax		(91)	(92)	(163)
Gross operating result		**795**	**750**	**1,161**
Charge to depreciation/amortization, net	6	(483)	(479)	(972)
Charge to operating provisions, net	6	(29)	(4)	(39)
Gain on disposal of flight equipment, net		18	54	78
Other income and charges, net		10	4	7
Operating income		**311**	**325**	**235**
Restructuring costs		(12)	(2)	(11)
Net financial charges	7	(41)	(69)	(112)
Gains on disposals of subsidiaries and affiliates, net	8	4	23	24
Pretax income (loss)		**262**	**277**	**136**
Share in net income of equity affiliates		21	23	31
Amortization of goodwill		(8)	(8)	(16)
Income (loss) before income taxes and minority interests		**275**	**292**	**151**
Income tax	9	(59)	(5)	5
Income (loss) before minority interests		**216**	**287**	**156**
Minority interests		-	(4)	(3)
NET INCOME (LOSS)		**216**	**283**	**153**
Earnings (loss) per issued share		0.98	1.29	0.69
Earnings (loss) per share	10			
- basic		0.99	1.30	0.70
- diluted		0.99	1.30	0.70

Air France Group

CONSOLIDATED BALANCE SHEETS

In € millions

ASSETS as of	Notes	09.30.2002	03.31.2002	03.31.2001
Consolidation goodwill		120	125	133
Intangible fixed assets		177	190	206
Flight equipment	11	7,491	7,446	7,269
Other property and equipment	11	854	847	757
Investments in equity affiliates		298	303	276
Other investments		236	237	267
Total		**9,176**	**9,148**	**8,908**
Inventory		292	266	227
Trade receivables		1,404	1,495	1,549
Income tax receivable		5	80	66
Other accounts receivable		620	712	549
Marketable securities		1,080	1,408	942
Cash		222	255	216
Total current assets		**3,623**	**4,216**	**3,549**
Total assets		**12,799**	**13,364**	**12,457**

Air France Group

CONSOLIDATED BALANCE SHEETS (CONTINUED)

In € millions

LIABILITIES AND STOKHOLDERS' EQUITY as of	Notes	09.30.2002	03.31.2002	03.31.2001
Common stock	12	1,868	1,868	1,868
Additional paid-in capital		261	261	261
Retained earnings (accumulated deficit)	12	1,977	1,813	1,723
Cumulative translation adjustment		8	19	22
Stockholders' equity		**4,114**	**3,961**	**3,874**
Minority interests		31	29	25
Stockholders' equity and minority interests		**4,145**	**3,990**	**3,899**
Provisions for liabilities and charges	13	956	937	994
Short and long-term debt and capital leases	14	4,158	4,616	4,073
Trade payables		1,348	1,525	1,557
Income tax liability		10	22	19
Advance ticket sales		926	1,024	872
Other payables		1,256	1,250	1,043
Total liabilities		**8,654**	**9,374**	**8,558**
Total liabilities and stockholders' equity		**12,799**	**13,364**	**12,457**

Air France Group

STATEMENTS OF MOVEMENTS IN STOCKHOLDERS' EQUITY

In € millions

Before allocation of income	Number of shares comprising common stock	Common stock	Add'l paid-in capital	Reserves	Treasury Stock	Translation differences	Stockholders' equity	Minority interests	Stockholders' equity and minority interests
March 31, 2000	219,780,887	1,809	262	1,395	-	19	3,485	22	3,507
Translation of common stock into euro		59		(59)			-		-
Dividends paid				(34)			(34)	-	(34)
Offset of stock issue costs			(1)				(1)		(1)
Translation differences						3	3		3
Current year net income (loss)				421			421	4	425
Changes in scope of consolidation							-	(1)	(1)
March 31, 2001	219,780,887	1,868	261	1,723	-	22	3,874	25	3,899
Dividends paid				(61)			(61)	(5)	(66)
Offset of merger costs				(2)			(2)		(2)
Translation differences						(3)	(3)		(3)
Current year net income (loss)				153			153	3	156
Changes in scope of consolidation							-	6	6
March 31, 2002	219,780,887	1,868	261	1,813	-	19	3,961	29	3,990
Dividends paid				(28)			(28)		(28)
Change in treasury stock					(24)		(24)		(24)
Translation differences						(11)	(11)	(1)	(12)
Net income for the period				216			216		216
Changes in scope of consolidation							-	3	3
September 30, 2002	219,780,887	1,868	261	2,001	(24)	8	4,114	31	4,145
Proposed dividends							-		

Air France Group

CONSOLIDATED STATEMENT OF CASH FLOWS

In € millions

Half year ended September 30,	Notes	2002	2001	Year ended 03.31.2002
Cash flows from operating activities		**602**	**663**	**1,017**
Gross operating result		795	750	1,161
Other income (expenses) received (paid)		(8)	(18)	(62)
Foreign exchange gains (losses)		(2)	(13)	(5)
Operating cash flows		**785**	**719**	**1,094**
Changes in working capital		(116)	39	97
Restructuring expenditure		(6)	(7)	(15)
Interest paid		(105)	(113)	(213)
Interest received		39	28	61
Income tax paid (received)		5	(3)	(7)
Cash flows from investing activities		**(482)**	**(510)**	**(955)**
Acquisitions of subsidiaries		(14)	(16)	(27)
Purchase of tangible and intangible fixed assets		(633)	(727)	(1,448)
Disposals of subsidiaries		8	59	59
Proceeds on disposal of tangible and intangible assets		141	168	454
Dividends received		16	6	7
Cash flows from financing activities		**(449)**	**(55)**	**675**
Issuance of common skock		4	-	1
New debts		271	172	884
Repayment of debts		(381)	(84)	(168)
Repayment of capital lease obligations		(161)	(86)	(157)
Net decrease (increase) in loans		(10)	3	(20)
Net decrease (increase) in short-term investments		(144)	1	201
Dividends paid		(28)	(61)	(66)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		**(329)**	**98**	**737**
Opening cash and cash equivalents	18	1,047	310	310
Closing cash and cash equivalents	18	718	408	1,047

NOTES TO THE FINANCIAL STATEMENTS

Air France Group

1. ACCOUNTING POLICIES

The interim Group consolidated financial statements have been prepared in accordance with prevailing French accounting regulations applicable to interim periods and the accounting rules and methods adopted for the preparation of the financial statements for the year ended March 31, 2002.

A provision for maintenance was recorded in respect of the major airframe inspections. Engine maintenance, including the change of parts with limited useful lives, was recorded as expenses. In accordance with the CNC opinion of July 25, 2002 following the CRC regulation on liabilities applicable to fiscal years as from January 1, 2002, analyzes were performed with a view to adopting an approach per component for airframes and engines (excluding parts with limited useful lives) under full ownership and operating leases, which would also result in the recognition of provisions for restitution for aircraft and engines under operating leases. Consequently, no provision for engine maintenance was recorded as of September 30, 2002. The approach by component will consist of capitalizing maintenance costs and amortizing them over the period separating two maintenance operations. This change in method is expected to be recorded in the financial statements for the period ending March 31, 2003. These impacts, estimated to date and unrecorded as of September 30, 2002, based on the preliminary results from the analyzes performed, would result in increases before tax in the opening stockholders' equity as of April 1, 2002 and net income for the half-year ended September 30, 2002 about EUR 20 million and EUR 9 million respectively.

2. CHANGES IN THE SCOPE OF CONSOLIDATION

As of September 30, 2002, the Group comprised 58 companies, of which 42 are fully consolidated and 16 companies are equity affiliates. The list of companies within the scope of consolidation is shown in note 19.

Four companies acquired or created during the half-year were consolidated for the first time: Société Nouvelle Air Ivoire, which has been operating since April, its parent company, All Africa Airways, Aérosur, a subsidiary of Servair, specializing in airport security and Reenton Development Ltd., an industrial maintenance firm in Shanghai, whose purchase generated goodwill of EUR 0.4 million.

In addition, the impact of the first-time consolidation of Air France Servisair Ltd., a ground handling agent at London Heathrow, was immaterial on net income for the period.

The universal transfer of assets from Société d'Exploitation Aéropostale to Air France on April 1 had no impact on the Group's financial statements.

3. INFORMATION BY ACTIVITY AND GEOGRAPHICAL AERA

3.1 - Information by sector of activity

In € millions

Half year ended September 30,	2002		2001	
	Operating revenues	Operating income	Operating revenues	Operating income
Passenger	5,470	239	5,528	260
Cargo	723	(7)	695	(36)
Maintenance	287	64	281	48
Others	71	15	77	53
Total	**6,551**	**311**	**6,581**	**325**

Air France Group

3.2 - Analysis of operating revenues by geographical area of sale

In € millions

	Metropolitan France		Caribbean French Guiana Indian Ocean		Europe North Africa		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
Half year ended September 30, 2002													
Scheduled passenger	2,236	(44.2%)	190	(3.8%)	1,055	(20.8%)	333	(6.6%)	804	(15.9%)	441	(8.7%)	5,059
Other passenger revenues	227	(55.2%)	13	(3.2%)	99	(24.1%)	17	(4.1%)	33	(8.0%)	22	(5.4%)	411
Total Passenger	2,463	(45.0%)	203	(3.7%)	1,154	(21.1%)	350	(6.4%)	837	(15.3%)	463	(8.5%)	5,470
Cargo	174	(27.1%)	25	(3.9%)	162	(25.2%)	48	(7.4%)	67	(10.4%)	167	(26.0%)	643
Other cargo revenues	22	(27.5%)	5	(6.2%)	21	(26.3%)	5	(6.2%)	17	(21.3%)	10	(12.5%)	80
Total Cargo	196	(27.1%)	30	(4.2%)	183	(25.3%)	53	(7.3%)	84	(11.6%)	177	(24.5%)	723
Maintenance	283	(98.6%)	-	-	-	-	-	-	-	-	4	(1.4%)	287
Others	62	(87.3%)	9	(12.7%)	-	-	-	-	-	-	-	-	71
Total	3,004	(45.8%)	242	(3.7%)	1,337	(20.4%)	403	(6.2%)	921	(14.1%)	644	(9.8%)	6,551
Half year ended September 30, 2001													
Scheduled passenger	2,296	(45.5%)	183	(3.6%)	994	(19.7%)	290	(5.7%)	828	(16.4%)	454	(9.0%)	5,045
Other passenger revenues	328	(67.9%)	13	(2.7%)	57	(11.8%)	18	(3.7%)	44	(9.1%)	23	(4.8%)	483
Total Passenger	2,624	(47.5%)	196	(3.5%)	1,051	(19.0%)	308	(5.6%)	872	(15.8%)	477	(8.6%)	5,528
Cargo	164	(27.5%)	20	(3.4%)	151	(25.3%)	37	(6.2%)	88	(14.8%)	136	(22.8%)	596
Other cargo revenues	76	(76.8%)	2	(2.0%)	7	(7.1%)	1	(1.0%)	11	(11.1%)	2	(2.0%)	99
Total Cargo	240	(34.5%)	22	(3.2%)	158	(22.7%)	38	(5.5%)	99	(14.2%)	138	(19.9%)	695
Maintenance	281	(100.0%)	-	-	-	-	-	-	-	-	-	-	281
Others	67	(87.0%)	10	(13.0%)	-	-	-	-	-	-	-	-	77
Total	3,212	(48.7%)	228	(3.5%)	1,209	(18.4%)	346	(5.3%)	971	(14.8%)	615	(9.3%)	6,581

3.3 - Analysis of operating revenues by geographical area of destination

In € millions

	Metropolitan France		Caribbean French Guiana Indian Ocean		Europe North Africa		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
Half year ended September 30, 2002													
Scheduled passenger	954	(18.9%)	456	(9.0%)	1,350	(26.7%)	569	(11.2%)	1,110	(21.9%)	620	(12.3%)	5,059
Cargo	12	(1.9%)	75	(11.7%)	45	(7.0%)	78	(12.1%)	197	(30.6%)	236	(36.7%)	643
Total	966	(17.0%)	531	(9.3%)	1,395	(24.5%)	647	(11.3%)	1,307	(22.9%)	856	(15.0%)	5,702
Half year ended September 30, 2001													
Scheduled passenger	1,062	(21.0%)	464	(9.2%)	1,343	(26.6%)	462	(9.2%)	1,111	(22.0%)	603	(12.0%)	5,045
Other passenger revenues	13	(2.2%)	71	(11.9%)	37	(6.2%)	56	(9.4%)	210	(35.2%)	209	(35.1%)	596
Total	1,075	(19.0%)	535	(9.5%)	1,380	(24.5%)	518	(9.2%)	1,321	(23.4%)	812	(14.4%)	5,641

Air France Group

4. EXTERNAL EXPENSES

In € millions

Half year ended September 30,	2002	2001	Variation
Aircraft fuel	680	799	-14.9%
Chartering costs	207	377	-45.1%
Aircraft operating lease costs	269	239	12.6%
Landing fees and en route charges	475	451	5.3%
Catering	168	179	-6.1%
Handling charges and other operating costs	384	398	-3.5%
Aircraft maintenance costs	329	317	3.8%
Commercial and distribution costs	602	583	3.3%
Other external expenses	600	557	7.7%
Total	**3,714**	**3,900**	**-4.8%**

External expenses have dropped by MEUR 186 to MEUR 3,714 (4.8%).

This drop is due to decreases in the following items:
- Aircraft fuel expenses dropped by 14.9% due to a relatively steady consumption rate, a favorable dollar impact of 6% and finally an 8% drop in purchase prices after hedging.
- Chartering costs dropped significantly by 45.1%, i.e. MEUR 170, due in equal parts to the "free flow" transition with Delta and the drop in contractual charters.
- Commission and stopover costs are down 6.1% and 3.5% respectively due to the slight decline in activity.

Conversely, the main items on the increase are as follows:
- Commercial costs increased slightly by 3.3%. This overall increase conceals however the significant drop in travel agency commissions (-7.2%).
- Other expenses increased by 7.7%, which is mainly due to the sharp increase in insurance and safety expenses (+193.4%).
- The greater use of operating leases following September 11 resulted in a 12.6% increase in this heading.
- The 5.3% increase in landing fees and en route charges is due to the higher prices approved by air traffic control organizations and airports at the start of the year.

Air France Group

5. SALARIES AND NUMBER OF EMPLOYEES

5.1 - Salaries and related costs

In € millions

Half year ended September 30,	2002	2001	Variation
By cost category			
Wages and salaries	1,439	1,346	6.9%
Pension contributions	113	115	-1.7%
Social security contributions	399	378	5.6%
Total	**1,951**	**1,839**	**6.1%**
By geographical area			
France	1,810	1,706	6.1%
Overseas territories	11	9	22.2%
Abroad	130	124	4.8%
Total	**1,951**	**1,839**	**6.1%**

The 6.1% increase in half-yearly personnel costs is due to the following mo vements:

- a 0.5% increase in scope due to the consolidation of subsidiaries, previously not included in the scope due to their size or recorded under equity accounting and therefore not taken into consideration in total charges;
- a 1% calendar impact due to a profit-sharing charge that was not provided for in last year's half-yearly accounts because of uncertainties as to the future and, which was finally recorded directly in March 2002;
- a 4.6% increase in payroll, due to increases in total employees and average salary of 0.8% and 3.8% respectively.

Air France Group

5.2 - Average number of employees

Half year ended September 30,	2002	2001	Variation
Total	**71,290**	**70,003**	**1.8%**
Fligth deck crew	4,891	4,842	1.0%
Cabin crew	12,979	12,884	0.7%
- of which employed in France	*12,630*	*12,577*	*0.4%*
- of which employed in Oversea territories and abroad	*349*	*307*	*13.7%*
Groundstaff	53,420	52,277	2.2%
- of which employed in France	*46,817*	*46,254*	*1.2%*
- of which employed in Oversea territories and abroad	*6,603*	*6,023*	*9.6%*
Management	9,777	8,484	15.2%
Supervisors	19,860	19,157	3.7%
Other staff	23,783	24,636	-3.5%
Pilots and cabin crew	16,875	16,807	0.4%
Instructors	682	595	14.6%
Management	313	324	-3.4%

The above number of employees is calculated on a weighted average basis based on actual paid presence.

On a constant group structure basis, total employees increased by 0.9%. After consolidating the subsidiaries previously not included in the scope due to their size or recorded under equity accounting, and therefore not taken into consideration in total employees, the increase is 1.8%.

6. DEPRECIATION AND AMORTIZATION

In € millions

Half year ended September 30,	2002	2001	Variation
Net charge to depreciation/amortization	***483***	***479***	***0.8%***
- Intangible fixed assets	19	18	5.6%
- Flight equipment	393	394	-0.3%
- Other property, plant and equipment	71	67	6.0%
Net charge to operating provisions	***29***	***4***	**-**
- Fixed assets	-	-	-
- Inventories	4	-	-
- Trade receivable	2	12	-
- Liabilities and charges	23	(8)	-
Total	**512**	**483**	**6.0%**

Depreciation and amortization expense remained stable (EUR 483 million compared to EUR 479 million last year), reflecting the stability of the fleet under full ownership or finance lease.

Net charges to operating provisions increased from EUR 25 million to EUR 29 million due to the substantial write-backs of provisions last year at the time of the A310 and latest B737-200 sales and the operational return of Concorde.

Air France Group

7. NET FINANCIAL CHARGES

In € millions

Half year ended September 30,	2002	2001	Variation
Financial expenses	***(86)***	***(88)***	***-2.3%***
- Loan interest	(55)	(51)	7.8%
- Lease interest	(43)	(50)	-14.0%
- Capitalized interest	13	17	-23.5%
- Other financial expenses	(1)	(4)	-75.0%
Financial income	***34***	***37***	***-8.1%***
- Interest on securities	13	18	-27.8%
- Net gains on securities	8	4	100.0%
- Other financial income	13	15	-13.3%
Net charges	**(52)**	**(51)**	**2.0%**
Foreign exchange losses, net	30	(15)	-
Net (charge) release to provisions	(19)	(3)	-
Total	**(41)**	**(69)**	**-40.6%**

The interest rate used in the calculation of capitalized interest for the half year ended September 30, 2002 was 5.73%.

Net financial charges total EUR 41 million compared to EUR 69 million last year, resulting from a balance between:
foreign exchange gains of EUR 30 million (including unrealized foreign exchange gains on the EUR 33 million debt) against foreign exchange losses of EUR 15 million in the first half of 2001;
net charges to provisions in the amount of EUR 19 million (compared to EUR 3 million last year), including EUR 15 million in provisions for the unrealized losses on the Air France shares held by the Company or subject to a firm call, in order to cover the stock-options granted to pilots in 1999 and exercisable between 2004 and 2006.

"Other financial income" includes dividends received from non consolidated companies in the amount of EUR 2 million for the half year ended September 30, 2002 (compared with EUR 2 million for the half year ended September 30, 2001).

8. DISPOSALS OF SUBSIDIARIES AND AFFILIATES

The net income from the disposal of subsidiaries and affiliates in this half-year (EUR 4 million) mainly corresponds to the sale of the SITA Telecom securities held by Air France.

During the half-year ended September 30, 2001 , the Group sold the France Telecom shares received in exchange for the Air France stake in Equant NV. This transaction generated a profit of EUR 23 million.

9. INCOME TAX

In € millions

Half year ended September 30,	2002	2001
Current tax charge	(3)	(3)
Deferred tax credit (charge)	(56)	(2)
Total tax credit (charge)	**(59)**	**(5)**

The current tax charge relates to amounts paid or payable in the short term to the tax authorities in respect of the current year, in accordance with the regulations prevailing in various countries and any applicable treaties.

The EUR 59 million tax charge essentially corresponds to a write-back of deferred tax assets, resulting from tax profits for the half-year, which led the Company to use a portion of its carryforward tax losses from prior years. This charge has not resulted in any cash outflows to date. In addition, the Company opted for Group tax consolidation as of April 1, 2002. The scope of consolidation mainly includes Air France, Air France Finance and French regional airline companies.

10. EARNINGS PER SHARE

In number of shares

Half year ended September 30,	2002	2001
Weighted average of :		
- ordinary shares issued	219,780,887	219,780,887
- treasury stock held regarding stock option plan	(1,249,464)	(1,249,464)
- treasury stock held to regulate stock market price	(723,938)	(540,061)
Number of shares used in the calculation of basic earnings per share	217,807,485	217,991,362
Number of shares used in the calculation of diluted earnings per share	217,807,485	217,991,362

Income used to calculate earnings per share breaks down as follows:

Half year ended September 30,	2002	2001
Income used to calculate basic earnings per share	216	283
Income used to calculate diluted earnings per share	216	283

In €

Basic earnings (loss) per share	0.99	1.30
Diluted earnings (loss) per share	0.99	1.30

11. PROPERTY AND EQUIPMENT

In € millions

	As of September 30, 2002			As of March 31, 2002		
	Gross value	Accumulated depreciation	Net book value	Gross value	Accumulated depreciation	Net book value
Owned aircraft	7,246	3,011	4,235	7,295	2,984	4,311
Leased aircraft	2,556	731	1,825	2,524	705	1,819
Other	1,969	538	1,431	1,888	572	1,316
Flight equipment	11,771	4,280	7,491	11,707	4,261	7,446
Land & buildings	1,023	577	446	1,002	554	448
Equipment & fittings	579	428	151	567	415	152
Other	717	460	257	686	439	247
Other property & equipment	2,319	1,465	854	2,255	1,408	847
Total	14,090	5,745	8,345	13,962	5,669	8,293

The net book value of aircraft acquired subject to a reservation of ownership clause totaled EUR 247 million as of September 30, 2002 (EUR 277 million as of March 31, 2002).

The net book value of other property and equipment financed under capital lease amounts to EUR 84 million as of September 30, 2002 (EUR 82 as of March 31, 2002)

12. STOCKHOLDERS' EQUITY

12.1 - Breakdown of stock and voting rights

	As of September 30, 2002		As of March 31, 2002	
	% stock	*% of voting rights*	*% stock*	*% of voting rights*
French State	54.4	55.1	55.9	56.3
Employees and former employees (1)	12.3	12.4	11.1	11.2
Treasury stock (2)	1.3	-	0.7	-
Other	32.0	32.5	32.3	32.5
Total	100	100	100	100

(1) Personnel and former employees identified in funds or by a Sicovam code.

(2) The general shareholders meeting from September 28, 1999 has adopted a plan for purchasing its own shares in order to provide certain categories of its personnel with incentive plans. The number of shares maximum authorised to be purchased was 3,525,000. Whitin this autorisation, the company purchased 1,249,464 of its own shares during the period ending March 31, 2000.

Each share is entitled to one vote.

12.2 - Retained earnings

In € millions

As of	09.30.2002	03.31.2002
Distributable reserves	599	587
Accumulated deficit	-	-
Treasury stock	(24)	-
Other reserves	1,186	1,073
Net income	216	153
Total	1,977	1,813

Distributable reserves chiefly comprise that part of parent company results appropriated to reserves by annual stockholder meetings and special reserves of long-term capital gains taxed at reduced rates.
Other reserves include the aggregate results of consolidated subsidiaries.

13. PROVISIONS FOR LIABILITIES AND CHARGES

In € millions

As of	09.30.2002	03.31.2002
Provisions for pensions and termination payments on retirement	570	576
Restructuring provisions	14	4
Aircraft maintenance provisions	206	202
Provisions for third party litigations	64	67
Other provisions for liabilities and charges	102	88
Total	**956**	**937**
Of which short-term	*129*	*115*

14. SHORT AND LONG-TERM DEBT AND CAPITAL LEASES

In € millions

As of	09.30.2002	03.31.2002
Perpetual subordinated loan stock	184	216
Bonds	474	475
Capital-lease obligations	1,742	1,814
Other long-term loans	1,482	1,688
Accrued interest not yet due	42	51
Bond redemption premiums	-	-
Long-term debt and capital leases (1)	**3,924**	**4,244**
Borrowings with short-term original maturities		
Commercial paper	-	-
Short-term bank finance facilities and similar facilities	234	372
Short-term debts	**234**	**372**
Total short and long-term debt and capital leases	**4,158**	**4,616**
(1) Less than one year	*1,056*	*762*

Air France has a syndicated five-year EUR 1 billion multi-currency revolving credit facility, unused as of September 30, 2002. Furthermore, the Group benefits from medium-term credit facilities totaling EUR 58 million, EUR 30 million of which has been drawn as of September 30, 2002. Repayment deadlines vary between December 2002 and December 2005.

14.1 - Analysis by currency

In € millions

As of	09.30.2002	03.31.2002
Euro	3,178	3,416
USD	427	497
CHF	177	173
JPY	132	158
GBP	3	-
Other currencies	7	-
Total	**3,924**	**4,244**

Air France Group

15. LEASES

15.1 - Capital leases

In € millions

As of	09.30.2002	03.31.2002
Aircraft	1,966	2,037
Buildings	85	88
Equipment	5	6
Total	**2,056**	**2,131**

15.2 - Operating leases

In € millions

As of	09.30.2002	03.31.2002
Aircraft	2,505	2,746

16. FLIGHT EQUIPMENT ORDERS

The crisis resulting from the events of September 11, 2001 led the Company to make significant modifications to its order books with Airbus and Boeing. First and foremost, the objective was to maintain financial capacities and adjust in the medium-term the fleet level to the forecast downturn in traffic.

Two measures were implemented to meet this twofold objective:

- conversions relating to deliveries for 2001-2002 and 2002-2003. Certain priority orders were therefore transferred to lessors and leased by Air France, with the delivery dates for Air France orders being postponed for several years.
- rescheduling of delivery dates, without canceling orders, postponing the introduction of Boeing B777-300ERs for six months, from the fall of 2003 to the spring of 2004.

Most of these measures were already reflected in the order book as of March 31, 2002.

During the first half of 2002, Air France did not take delivery of any aircraft for ownership and did not enter into any new undertakings. The changes to the order book can therefore be summarized as limited adjustments:

- additional conversion from ownership to an operating lease for an Airbus A330-200 deliverable in the winter of 2002-2003, with the Air France position thus being carried over to the winter of 2004/2005,
- exercising of conversion rights on firm orders for aircraft from the Airbus A320 family (conversion of 3 Airbus A321s deliverable in the winter of 2003-2004 to an Airbus A320),
- The negotiation in progress for postponement as from 2004 of delivery dates of two long-haul aircraft and four medium-haul aircraft.

Due dates for commitments in respect of flight equipment orders are as follows :

In € millions

As of	09.30.2002	03.31.2002
Y + 1	663	1,008
Y + 2	952	765
Y + 3	933	1,143
Y + 4	615	752
Y + 5	516	502
> 5 years	1,165	1,157
Total	**4,844**	**5,327**

Air France Group

These commitments relate to amounts in USD which are converted into French francs at the period-end exchange rate.

Air France Group

Group's commitments concern the following aircraft :

Aircraft type	As of	To be delivered in	Y + 1	Y + 2	Y + 3	Y + 4	Y + 5	> 5 years
A 318	09.30.2002	Firm orders	-	9	6	-	-	-
		options	-	-	-	*6*	*4*	-
	03.31.2002	Firm orders	-	8	5	2	-	-
		options	-	-	-	*6*	*4*	-
A 319	09.30.2002	Firm orders	1	-	-	-	-	-
		options	-	*7*	*6*	*3*	*1*	-
	03.31.2002	Firm orders	1	-	-	-	-	-
		options	-	*6*	*6*	*4*	*1*	-
A 320	09.30.2002	Firm orders	2	3	-	-	-	-
		options	-	-	-	-	-	-
	03.31.2002	Firm orders	2	-	-	-	-	-
		options	-	-	-	-	-	-
A 321	09.30.2002	Firm orders	1	-	-	-	-	-
		options	-	-	-	*1*	-	*1*
	03.31.2002	Firm orders	1	3	-	-	-	-
		options	-	-	-	*1*	-	*1*
A 330	09.30.2002	Firm orders	3	1	1	1	-	-
		options	-	-	*2*	*3*	*1*	-
	03.31.2002	Firm orders	4	2	-	-	-	-
		options	-	*1*	*2*	*2*	-	-
A 380	09.30.2002	Firm orders	-	-	-	-	3	7
		options	-	-	-	-	-	*4*
	03.31.2002	Firm orders	-	-	-	-	3	7
		options	-	-	-	-	-	*4*
B 747	09.30.2002	Firm orders	1	1	-	-	-	-
		options	-	*2*	*1*	*1*	-	-
	03.31.2002	Firm orders	1	-	1	-	-	-
		options	-	*1*	*1*	*1*	*1*	-
B 777	09.30.2002	Firm orders	-	-	4	6	-	-
		options	-	-	-	-	*3*	*7*
	03.31.2002	Firm orders	2	-	4	6	-	-
		options	-	-	-	-	*2*	*8*
Embraer 145	09.30.2002	Firm orders	2	3	-	3	2	-
		options	-	-	-	-	-	-
	03.31.2002	Firm orders	2	3	-	3	2	-
		options	-	-	-	-	-	-
CRJ 700	09.30.2002	Firm orders	3	2	-	-	-	-
		options	-	-	-	-	-	-
	03.31.2002	Firm orders	4	2	-	-	-	-
		options	-	-	-	-	-	-

17 LITIGATION AND COURT ACTION

To the best of the Company's knowledge, there is no litigation, arbitration or exceptional event likely to have or to have recently had a significant impact on the financial position, net income, activity and the assets of the Company and the Group.

- **Litigation regarding payment of the 39th hour**

  A substantial number of Air France employees have raised actions before the Labor Court for payment of the 39th hour worked each week since January 1995.

  As from this date and before the implementation of a 35-hour working week, the legal working week of ground staff as set by the regulations was increased from 38 to 39 hours by an amendment to this law of October 1994. The plaintiffs state that this amendment constitutes a change to their employment contract which was not accepted by them. Conversely, the Company considers that employees are required to accept this amendment in accordance with the legal principle of mutability applicable to both the bylaws and personnel regulations which are equivalent to administrative acts.

  Following eight decisions of principle rendered on September 17, 2002, the *Cour de Cassation* (Supreme Court of Appeal) ruled that "the reduction of the effective working week of Air France agents to 38 hours, followed by the reinstatement of a 39-hour effective working week through the adoption of the new law governing ground staff have not impacted the contractual remuneration of employees paid on a monthly lump-sum basis".

  The Supreme Court of Appeal therefore accepted the line of reasoning of the Company in this dispute, in opposition to more than 4,000 ground staff.

- **Litigation with Servair employees**

  A considerable number of Servair employees raised action before the Labor Court for payment of backdated wages for time spent in the Company restaurant. The plaintiffs state that this time constitutes a period during which the employee is under the authority of the employer and should therefore be paid as for normal working hours.

  Conversely, Servair considers that meal times constitute an interruption to working hours and a respite during which employees may do as they please.

  Following a decision on November 8, 2001, which is now definitive, the Paris Court of Appeal ruled in favor of Servair.

- **Hall litigation**

  In June 2000, several travel agents domiciled in the United States and the professional association to which they are affiliated (Association of Retail Travel Agents) filed suit against several major US airlines before a federal court in the state of North Carolina. The suit claims an illegal agreement following the 1999 reduction of commissions the agents were paid by these companies for ticket sales.

  Throughout 2002, the suit filed by these travel agents progressively involved three major European airlines, including Air France.

  The deliberating court qualified the suit filed by the travel agents as a class action.

  The amount of damages jointly sought from the airlines in respect of the claims amounts to MUSD 17,500, which could triple under American legislation covering illegal agreements.

  Air France believes the illegal agreement grievance is unfounded and is due to request a dismissal from the Court.

  No provision was recorded in the financial statements in respect of this legal dispute.

Air France Group

18. CASH AND CASH EQUIVALENTS

In € millions

AS OF	09.30.2002	03.31.2002
Cash at bank	222	255
Cash equivalents	730	1,164
Short-term bank finance and similar facilities	(234)	(372)
Cash and cash equivalents	**718**	**1,047**

Marketable securities with a term of more than three months upon acquisition or with a significant risk of fluctuations in value are excluded from cash equivalents.

Air France Group

19. SCOPE OF CONSOLIDATION AT SEPTEMBER 30, 2002

	Address	Siren	Stock	% Holding	% control	Method	Year end
AIR FRANCE SERVISAIR LTD	Room 229 - Terminal 2 Office Block London Heathrow Airport - Hounslow MDDX TW6 1RR - GREAT BRITAIN	Foreign	7,000,000 gbp	51	51	Fully consolidated	Dec-31
AMADEUS FRANCE	2-8 avenue du Bas Meudon 92445 Issy les Moulineaux	348 702 457	1,600 €	74	66	Fully consolidated	Mar-31
AMADEUS FRANCE SERVICES	2-8 avenue du Bas Meudon 92445 Issy les Moulineaux	356 305 326	2,880,016 €	42	57	Fully consolidated	Mar-31
AMADEUS GLOBAL TRAVEL DISTRIBUTION	Salvador de Madariaga 1 28046 Madrid - SPAIN	Foreign	27,898,000 €	23	35	Equity method	Dec-31
CRMA	ZA de la Clef de Saint-Pierre BP 10F 78996 Elancourt	312 139 215	1,300,000 €	100	100	Fully consolidated	Mar-31
GIE ITAB 320	45, rue de Paris 95747 Roissy CDG Cedex	347 907 636	-	100	100	Fully consolidated	Mar-31
HEATHROW CARGO HANDLING	Building 558-Shoreham road West Heathrow Airport - Hounslow MDDX TW6 3RN - GREAT BRITAIN	Foreign	800,000 gbp	50	50	Equity method	Dec-31
REENTON DEVELOPMENT LIMITED	Guangdong Investment Tower, 11th Floor 148 Connaught Road Central Hong Kong	Foreign	10,000 hkd	51	51	Fully consolidated	Dec-31
SODEXI	14 rue des Voyelles - BP 10301 Bat. AFE 3512 - Zone Fret 4 95703 Roissy CDG Cedex	347 960 825	2,286,735 €	60	60	Fully consolidated	Mar-31
AIR FRANCE FINANCE sub group							
AIR FRANCE FINANCE	45, rue de Paris 95747 Roissy CDG Cedex	341 178 697	153,272,000 €	100	100	Fully consolidated	Mar-31
AIR AUSTRAL	BP 611 97473 Saint Denis de la Réunion	323 650 945	1,674,000 €	36	36	Equity method	Mar-31
AIR FRANCE FINANCE IRELAND	69/71 st Stephen's Green Dublin 2 IRELAND	Foreign	3,502,508 usd	100	100	Fully consolidated	Dec-31
AIR FRANCE PARTNAIRS LEASING NV	130 Schottegatweg Oost Curaçao- DUTCH WEST INDIES	Foreign	60,209,180 usd	45	45	Equity method	Dec-31
ALL AFRICA AIRWAYS	Les Cascades, Edith Cavell Street Port-Louis - Mauritius	Foreign	5,757,974 usd	51	51	Fully consolidated	Dec-31
BRIT AIR	Aéroport BP 156 29204 Morlaix	927 350 363	23,483,376 €	100	100	Fully consolidated	Mar-31
CITY JET	The Atrium - Terminal Building Dublin Airport - IRELAND	Foreign	5,079,968 €	100	100	Fully consolidated	Mar-31
FREQUENCE PLUS SERVICES	51/59 avenue Ledru Rollin 94 200 Ivry sur Seine	347 944 259	2,288,000 €	100	100	Fully consolidated	Mar-31
ICARE	Aéroport BP 156 29204 Morlaix	380 582 346	1,035,488 €	100	100	Fully consolidated	Mar-31
PROTEUS DEVELOPPEMENT	Aéroport de Dijon Bourgogne 21600 Longvic	399 132 554	5,559,063 €	100	100	Fully consolidated	Mar-31
PROTEUS FINANCE	Zone industrielle La Plaine - BP 134 42163 Andrezieux	428 865 141	40,000 €	100	100	Fully consolidated	Mar-31
REGIONAL COMPAGNIE AERIENNE EUROPEENNE	Aéroport de Nantes Atlantique 44340 Bouguenais	335 351 920	18,400,639 €	100	100	Fully consolidated	Mar-31
SOCIETE D'EXPLOITATION AERONAUTIQUE	45,rue de Paris 95747 Roissy CDG Cedex	379 316 276	38,112 €	100	100	Fully consolidated	Mar-31
SOCIETE NOUVELLE AIR IVOIRE	Place de la République - Abidjan Côte d'Ivoire	Foreign	3,600,000,000 xof	39	76	Fully consolidated	Dec-31

Air France Group

SCOPE OF CONSOLIDATION AT SEPTEMBER 30, 2002 (continued)

	Address	Siren	Stock	% Holding	% Control	Method	Year end
SERVAIR sub group							
SERVAIR (Cie d'exploitation des services auxiliaires aériens)	4 place de Londres Roissypole 95726 Roissy CDG Cedex	722 000 395	52,386,208 €	88	88	Fully consolidated	Dec-31
ACNA	Bât. 3416 Modules 100 et 200 BP 10605 95724 Roissy CDG Cedex	382 587 558	250,000 €	88	100	Fully consolidated	Dec-31
ACSAIR	Le Ronsard - Paris Nord 2 22 avenue des Nations - BP 50379 Villepinte - 95942 Roissy CDG Cedex	437 568 702	1,500,000 €	45	51	Fully consolidated	Dec-31
AEROSUR	Le Ronsard - Paris Nord 2 22 avenue des Nations - BP 50379 Villepinte - 95942 Roissy CDG Cedex	432 219 940	40,000 €	88	100	Fully consolidated	Dec-31
AFRIQUE CATERING	4 place de Londres Roissypole BP 10701 95726 Roissy CDG Cedex	403 236 714	150,000 €	45	51	Fully consolidated	Dec-31
AIR CHEF	Via Venezia Guilia 5/a Milano ITALY	Foreign	1,000,000 €	28	25	Equity method	Dec-31
ALPHA AIRPORTS GROUP PLC	Europa House - 804 Bath road Cranford Middlesex TW5 9US GREAT BRITAIN	Foreign	17,068,000 gbp	24	27	Equity method	Jan-31
BRUNEAU PEGORIER	15 rue de la Grande Borne 77 990 Le Mesnil Amelot	572 129 377	1,365,500 €	88	100	Fully consolidated	Dec-31
CARBAG	12 chemin des glirettes 95000 Le Thillay	382 587 558	10,000 €	88	100	Fully consolidated	Dec-31
CENTRE DE PRODUCTION ALIMENTAIRE	16 rue de la Grande Borne 77990 Le Mesnil Amelot	380 885 129	1,500,000 €	88	100	Fully consolidated	Dec-31
CULIN'AIR PARIS	8 rue des acacias 77230 Villeneuve sous Dammartin	430 048 959	914,760 €	49	56	Fully consolidated	Dec-31
DAKAR CATERING	PO Box 8431 Aéroport de Dakar Yoff Dakar - SENEGAL	Foreign	215,000,000 cfa	42	48	Equity method	Dec-31
EUROPEAN CATERING SERVICES	The Corporation Trust Company 1209 Orange Street Wilmington DE 19801 USA	Foreign	440,000 usd	88	100	Fully consolidated	Dec-31
FLYING FOOD CATERING	1209 Orange Street - City of Wilmington 400 - State of Delaware USA	Foreign	920,000 usd	43	49	Equity method	Dec-31
FLYING FOOD MIAMI	1650 N.W - 70 th Avenue Miami, Florida 33299 USA	Foreign	6,000,000 usd	43	49	Equity method	Dec-31
FLYING FOOD SAN FRANCISCO	810 Malcom Road Burlingame California 94010 USA	Foreign	3,000,000 usd	39	44	Equity method	Dec-31
FLYING FOOD SERVICES	1209 Orange Street - City of Wilmington 400 - State of Delaware USA	Foreign	450,000 usd	43	49	Equity method	Dec-31
JET CHEF	Zone d'aviation d'affaires 93350 Aéroport du Bourget	382 587 541	380,000 €	88	100	Fully consolidated	Dec-31
LOME CATERING SA	Aéroport de Lomé BP 3688 TOGO	Foreign	100,000,000 cfa	16	35	Equity method	Dec-31
MACAU CATERING SERVICES	Catering Building Macau International Airport Pac On Taipa - MACAU	Foreign	16,000,000 mop	15	34	Equity method	Dec-31

Air France Group

SCOPE OF CONSOLIDATION AT SEPTEMBER 30, 2002 (continued)

	Address	Siren	Stock	% Holding	% Control	Method	Year end
ORLY AIR TRAITEUR	1 rue du Pont des Pierres 91320 Wissous	384 030 680	700,000 €	89	100	Fully consolidated	Dec-31
PASSERELLE	Route du Midi Bât. 3441 - BP 10605 95724 Roissy CDG Cedex	433 032 828	7,500 €	88	100	Fully consolidated	Dec-31
PMAIR	Bât. 3416 - Route du Midi 93290 Tremblay	437 927 882	8,000 €	45	51	Fully consolidated	Dec-31
SEREP	PO Box 8431 Aéroport de Dakar Yoff Dakar - SENEGAL	Foreign	30,600,000 cfa	29	33	Equity method	Dec-31
SERVAIR EUREST	Avenida 11 de Septiembre Poligono Mas Blau 08820 El Prat de Llobregat Barcelona - SPAIN	Foreign	118,266,800 esp	31	35	Equity method	Dec-31
SERVAIR SATS	PO Box 3 Singapoure Changi Airport 918141 SINGAPORE	Foreign	1,040,000 sgd	45	51	Fully consolidated	Dec-31
SERVANTAGE	12 chemin des glirettes 95000 Le Thillay	424 657 179	37,500 €	88	100	Fully consolidated	Dec-31
SESAL	Aéroport Léon Mba PO Box 20303 Libreville - GABON	Foreign	250,000,000 cfa	35	40	Equity method	Dec-31
SOCIETE IMMOBILIERE AEROPORTUAIRE	4 place de Londres Roissypole BP 10701 95726 Roissy CDG Cedex	722 003 795	1,905,000 €	88	100	Fully consolidated	Dec-31
SKYCHEF	International Airport PO Box 450 Victoria - Point Larue Mahé - SEYCHELLES	Foreign	312,500 scr	48	55	Fully consolidated	Mar-31
SKYLOGISTIC	BP 121 69125 Lyon St Exupéry Aéroport	423 049 089	37,500 €	88	100	Fully consolidated	Dec-31
SOGRI	Aéroport de Cayenne Rochambeau 97351 Matoury	320 750 763	225,000 €	85	97	Fully consolidated	Dec-31
SORI	Zone de fret Nord Aéroport Pôle Caraïbes 97139 Abymes	322 055 187	50,000 €	44	50	Fully consolidated	Dec-31
SPECIAL MEALS CATERING	16 rue de la Grande Borne 77990 Le Mesnil Amelot	429 627 474	7,500 €	88	100	Fully consolidated	Dec-31

Air France Group


AIR FRANCE GROUP
as at 09/30/2002
Fully consolidated
Equity affiliates
AIR FRANCE
88.03%
SERVAIR
4.29 %
99.98 %
C.R.M.A
100.00 %
AIR FRANCE FINANCE
ACNA
100.00%
95.71 %
ORLY AIR TRAITEUR
60.00 %
SODEXI
100.00 %
FREQUENCE PLUS SERVICES
100.00%
CARBAG
100.00%
CENTRE DE PRODUCTION ALIMENTAIRE
100.00%
GIE ITAB
100.00 %
SOCIETE D'EXPLOITATION AERONAUTIQUE
100.00%
PASSERELLE
100.00%
JET CHEF
51.00%
AIR FRANCE SERVISAIR LTD
45.00 %
AIR FRANCE PARTNAIRS LEASING N.V
100.00%
SERVANTAGE
100.00%
BRUNO PEGORIER
51.00%
REENTON
100.00%
AIR FRANCE FINANCE IRELAND
100.00%
SKY LOGISTIC
50.04%
SORI
50.00 %
HEATHROW CARGO HANDLING
36.00 %
AIR AUSTRAL
51.00 %
ACSAIR
97.00%
SOGRI
23.36 %
AMADEUS GLOBAL DISTRIBUTION
51.00%
ALL AFRICA AIRWAYS
34.00%
76.35%
51.00 %
PMAIR
100.00%
SOCIETE IMMOBILIERE AEROPORTUAIRE
AIR IVOIRE
55.00%
SKY CHEF
66.00 %
SNC AMADEUS FRANCE
CULIN'AIR PARIS
56.00%
100.00%
SPECIAL MEALS CATERING
57.22%
100.0%
BRIT AIR
AFRIQUE CATERING
51.00%
100.00%
AEROSUR
AMADEUS FRANCE SERVICE SA
99.96%
35.00%
27.31 %
ALPHA
CITY JET
100.00%
ICARE
LOME CATERING
25.00%
PROTEUS DEVELOPPEMENT
100.00%
100.00%
PROTEUS FINANCE
SERVAIR SATS
51.00%
25.00%
AIR CHEF
95.51%
34.00%
48.13%
DAKAR CATERING
1.26%
REGIONAL C.A.E
3.23%
MACAO CATERING SERVICE
49.00%
FLYING FOOD CATERING
35.00%
SERVAIR EUREST
49.00%
FLYING FOOD SERVICES
SEREP
33.50%
100.00%
EUROPEAN CATERING SERVICES
49.00%
FLYING FOOD MIAMI
SESAL
40.00%
44.00%
FLYING FOOD SAN FRANCISCO

Air France Group

82-5050

FLEET AS OF SEPTEMBER 2002

AIR FRANCE FLEET

Aircraft	Owned		Finance lease		Operating lease		Total	In operation
	30/09/02	31/03/02	30/09/02	31/03/02	30/09/02	31/03/02	30/09/2002	30/09/2002
Concorde	5	5	-	-		-	5	4
A340-300-300E	8	8	10	10	4	4	22	22
A310-200/300	-	4	-	-	-	1	-	-
A330-200	1	2	1	-	4	3	6	6
B777-200	15	13	2	2	8	8	25	25
B747-400	12	12	1	1	-	-	13	13
B747-200/300	8	8	-	-	5	5	13	12
B747-200 Cargo	5	5	1	1	5	6	11	11
B767-300	1	1	-	1	3	3	4	4
Long-haul fleet	**55**	**58**	**15**	**15**	**29**	**30**	**99**	**97**
A319	17	17	4	4	18	17	39	39
A320-100-200	43	43	6	6	12	12	61	61
A321-100-200	8	8	2	2	4	7	14	14
B737-300/500	2	2	8	8	26	26	36	35
Medium-haul fleet	**70**	**70**	**20**	**20**	**60**	**62**	**150**	**149**
TOTAL	**125**	**128**	**35**	**35**	**89**	**92**	**249**	**246**

REGIONAL FLEET

BRIT AIR

Aircraft	Owned 30/09/2002	Finance lease 30/09/2002	Operating lease 30/09/2002	TOTAL 30/09/2002	In operation 30/09/2002
ATR42-300	1	-	3	4	4
ATR72-200	-	-	1	1	1
Canadair Jet 100	3	17	-	20	20
Canadair Jet 700	1	6	-	7	7
F100-100	1	-	7	8	8
TOTAL	**6**	**23**	**11**	**40**	**40**

CITY JET

Aircraft	Owned 30/09/2002	Finance lease 30/09/2002	Operating lease 30/09/2002	TOTAL 30/09/2002	In operation 30/09/2002
BAE148-200	1	-	9	10	10
TOTAL	**1**	**-**	**9**	**10**	**10**

REGIONAL

Aircraft	Owned 30/09/2002	Finance lease 30/09/2002	Operating lease 30/09/2002	TOTAL 30/09/2002	In operation 30/09/2002
BEECH1900-C	1	-	-	1	-
BEECH1900-D	6	2	1	9	-
EMB120-ER	-	6	10	16	16
EMB135-ER	-	5	4	9	9
EMB145-EU/MP	1	7	17	25	25
F100-100	-	-	3	3	3
SAAB 2000	-	-	8	8	8
TOTAL	**8**	**20**	**43**	**71**	**61**
TOTAL REGIONAL	**15**	**43**	**63**	**121**	**111**

AIR FRANCE GROUP

CONSOLIDATED INCOME STAT

En millions d'euros	Second quarter ended		
	09.30.2002	09.30.2001	Variation
Operating revenues			
Scheduled passenger	2 505	2 476	1.2%
Other passenger revenues	209	232	-9.9%
Total Passenger	*2 714*	*2 708*	*0.2%*
Cargo	310	279	11.1%
Other cargo revenues	37	46	-19.6%
Total Cargo	*347*	*325*	*6.8%*
Maintenance	138	136	1.5%
Others	37	38	-2.6%
Total operating revenues	**3 236**	**3 207**	**0.9%**
Operating charges			
Aircraft fuel	(327)	(407)	-19.7%
Chartering costs	(104)	(185)	-43.8%
Landing fees & en route charges	(233)	(226)	3.1%
Catering	(84)	(88)	-4.5%
Handling charges & other operating costs	(197)	(205)	-3.9%
Aircraft maintenance costs	(163)	(161)	1.2%
Commercial & distribution costs	(297)	(274)	8.4%
Other external expenses	(306)	(277)	10.5%
Salaries & related costs	(956)	(906)	5.5%
Taxes other than income tax	(44)	(46)	-4.3%
Gross operating result before aircraft operating lease costs	**525**	**432**	**21.5%**
Aircraft operating lease costs	(127)	(119)	6.7%
Gross operating result	**398**	**313**	**27.2%**
Charge to depreciation/amortization, net	(244)	(255)	-4.3%
Charge to operating provisions, net	(23)	20	-215.0%
Other income and charges, net	10	(2)	-600.0%
E.B.I.T	**141**	**76**	**85.5%**
Gain on disposal of flight equipment, net	5	(4)	-225.0%
Operating income	**146**	**72**	**102.8%**
Restructuring costs	**0**	**(2)**	**-100.0%**
Financial income	21	19	10.5%
Financial expenses	(42)	(40)	5.0%
Foreign exchange losses, net	0	14	-100.0%
Net (charge) release to provisions	(16)	(2)	700.0%
Net financial charges	**(37)**	**(9)**	**311.1%**
Gain on disposals of subsidiaries and affiliates	0	23	-100.0%
Pretax income (loss)	**109**	**84**	**29.8%**
Share in net income of equity affiliates	8	9	-11.1%
Amortization of goodwill	(4)	(5)	-20.0%
Income (loss) before income taxes and minority interests	**113**	**88**	**28.4%**
Income tax	(57)	(1)	5600.0%

Income (loss) before minority interests	**56**	**87**	**-35.6%**
Minority interests	1	1	0.0%
NET INCOME (LOSS)	**57**	**88**	**-35.2%**

TEMENT

First quarter ended			Half year ended		
06.30.2002	06.30.2001	Variation	09.30.2002	09.30.2001	Variation
2 554	2 569	-0.6%	5 059	5 045	0.3%
202	251	-19.5%	411	483	-14.9%
2 756	*2 820*	*-2.3%*	*5 470*	*5 528*	*-1.0%*
333	317	5.0%	643	596	7.9%
43	53	-18.9%	80	99	-19.2%
376	*370*	*1.6%*	*723*	*695*	*4.0%*
149	145	2.8%	287	281	2.1%
34	39	-12.8%	71	77	-7.8%
3 315	**3 374**	**-1.7%**	**6 551**	**6 581**	**-0.5%**
(353)	(392)	-9.9%	(680)	(799)	-14.9%
(103)	(192)	-46.4%	(207)	(377)	-45.1%
(242)	(225)	7.6%	(475)	(451)	5.3%
(84)	(91)	-7.7%	(168)	(179)	-6.1%
(187)	(193)	-3.1%	(384)	(398)	-3.5%
(166)	(156)	6.4%	(329)	(317)	3.8%
(305)	(309)	-1.3%	(602)	(583)	3.3%
(294)	(280)	5.0%	(600)	(557)	7.7%
(995)	(933)	6.6%	(1 951)	(1 839)	6.1%
(47)	(46)	2.2%	(91)	(92)	-1.1%
539	**557**	**-3.2%**	**1 064**	**989**	**7.6%**
(142)	(120)	18.3%	(269)	(239)	12.6%
397	**437**	**-9.2%**	**795**	**750**	**6.0%**
(239)	(224)	6.7%	(483)	(479)	0.8%
(6)	(24)	-75.0%	(29)	(4)	625.0%
0	6	-100.0%	10	4	150.0%
152	**195**	**-22.1%**	**293**	**271**	**8.1%**
13	58	-77.6%	18	54	-66.7%
165	**253**	**-34.8%**	**311**	**325**	**-4.3%**
(12)	**0**	**N.A**	**(12)**	**(2)**	**500.0%**
13	18	-27.8%	34	37	-8.1%
(44)	(48)	-8.3%	(86)	(88)	-2.3%
30	(29)	-203.4%	30	(15)	-300.0%
(3)	(1)	200.0%	(19)	(3)	533.3%
(4)	**(60)**	**-93.3%**	**(41)**	**(69)**	**-40.6%**
4	0	N.A	4	23	-82.6%
153	**193**	**-20.7%**	**262**	**277**	**-5.4%**
13	14	-7.1%	21	23	-8.7%
(4)	(3)	33.3%	(8)	(8)	0.0%
162	**204**	**-20.6%**	**275**	**292**	**-5.8%**
(2)	(4)	-50.0%	(59)	(5)	1080.0%

160	**200**	**-20.0%**	**216**	**287**	**-24.7%**
(1)	(5)	-80.0%	0	(4)	-100.0%
159	**195**	**-18.5%**	**216**	**283**	**-23.7%**